Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

The following table presents the ratio of earnings to fixed charges for us and our consolidated subsidiaries for each of the periods indicated, including GFI beginning with the quarter ended March 31, 2015. For the purposes of calculating the ratio of earnings to fixed charges, “earnings” consist of income from operations before income taxes and fixed charges, net. “Fixed charges” consist of interest expense incurred on all indebtedness, amortized premiums, discounts and capitalized expenses relating to indebtedness and interest within rental expense. Neither we nor any of our consolidated subsidiaries had any preferred shares outstanding for any of the periods reflected in this table.

	Three Months Ended March 31, 2016	Year Ended December 31,
		2015	2014	2013	2012	2011
		(dollars in thousands)
Earnings:
Income from operations before income taxes[1]	$20,573	$386,951	$5,433	$275,429	$67,512	$60,964
Add: Fixed charges, net	13,458	69,359	37,949	39,932	36,385	25,606

Income from operations before income taxes and fixed charges, net	$34,031	$456,310	$43,382	$315,361	$103,897	$86,570

Fixed charges:
Total interest expense	$11,700	$62,607	$32,297	$32,411	$29,419	$22,798
Amortized premiums, discounts and capitalized expenses related to indebtedness	1,758	6,752	5,648	5,921	5,466	1,808
Interest within rental expense	—	—	4	1,600	1,500	1,000

Total fixed charges	$13,458	$69,359	$37,949	$39,932	$36,385	$25,606

Ratio of earnings to fixed charges	2.5	6.6	1.1	7.9	2.9	3.4

[1]	Income from operations before income taxes does not include gains or losses from equity investees.